SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

Table of Documents Filed

Page
1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2005 – June 30, 2005) filed with the Tokyo Stock Exchange on Friday, July 29, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 1, 2005	By	/s/ Shunsuke Takeda

Shunsuke Takeda
Director Vice Chairman and CFO ORIX Corporation

Consolidated Financial Results

April 1, 2005 – June 30, 2005

July 29, 2005

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 110.62 to $1.00, the approximate exchange rate prevailing at June 30, 2005.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company expects that it will be a “passive foreign investment company” under the U.S. Internal Revenue Code. A U.S. holder of the shares of the Company is therefore subject to special rules of taxation in respect of certain dividend, gain or other income on such shares. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Corporate Communications

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5102 Fax: +81-3-5419-5901

E-mail: raymond_spencer@orix.co.jp

Consolidated Financial Results from April 1, 2005 to June 30, 2005

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5102
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Three Months Ended June 30, 2005 and 2004, and the Year Ended March 31, 2005

(1) Performance Highlights - Operating Results (Unaudited)

	(millions of JPY)*1
	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change
June 30, 2005	212,635	4.8%	49,726	60.1%	58,448	59.5%
June 30, 2004	202,825	13.9%	31,060	45.9%	36,653	48.6%
March 31, 2005	916,950	—	130,957	—	154,347	—

	Net Income	Year-on-Year Change	Basic Earnings Per Share	Diluted Earnings Per Share*3
June 30, 2005	37,789	60.6%	432.08	409.74
June 30, 2004	23,527	66.9%	281.05	258.14
March 31, 2005	91,496	—	1,087.82	1,002.18

1.	Equity in Net Income of Affiliates was a net gain of JPY 7,263 million for the three months ended June 30, 2005, a net gain of JPY 4,754 million for the three months ended June 30, 2004 and a net gain of JPY 20,043 million for the year ended March 31, 2005.

2.	The average number of shares was 87,458,625 for the three months ended June 30, 2005, 83,709,358 for the three months ended June 30, 2004 and 84,110,243 for the year ended March 31, 2005.

3.	Adoption of simplified accounting method Yes ( x ) No ( )

4.	Changes in Accounting Principles Yes ( ) No ( x ) (except for adoptions of new accounting principles)

5.	Changes in Numbers of Consolidated Subsidiaries and Affiliates Yes ( x ) No ( )

Additions: Consolidated Subsidiaries 0, Affiliates 3         Deletions: Consolidated Subsidiaries 12, Affiliates 3

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.

*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Discontinued Operations and Income Taxes.”

*Note 3:	In accordance with the requirements of EITF 04-8, diluted earnings per share for the three months ended June 30, 2004 is revised retroactively.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
June 30, 2005	6,185,171	764,603	12.4%	8,731.00
June 30, 2004	5,651,018	594,779	10.5%	7,104.39
March 31, 2005	6,068,953	727,333	12.0%	8,322.96

1. The number of outstanding shares was 87,573,268 as of June 30, 2005, 83,719,966 as of June 30, 2004 and 87,388,706 as of March 31, 2005.

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
June 30, 2005	29,099	(100,677)	73,104	147,147
June 30, 2004	(18,840)	(19,185)	27,140	141,423
March 31, 2005	126,467	(408,004)	274,343	145,380

2. Forecasts for the Year Ending March 31, 2006 (Unaudited)

Fiscal Year	Total Revenues	Income before Income Taxes	Net Income
March 31, 2006	880,000	162,000	96,000

Note:	Basic Earnings Per Share is forecasted to be JPY 1,096.22.

Summary of Consolidated Financial Results

1. Three Months Ended June 30, 2005

Financial Highlights

Income before Income Taxes*	58,448 million yen (Up 59% year on year)
Net Income	37,789 million yen (Up 61% year on year)
Earnings Per Share (Basic)	432.08 yen (Up 54% year on year)
Earnings Per Share (Diluted)	409.74 yen (Up 59% year on year)
Shareholders’ Equity Per Share	8,731.00 yen (Up 5% on March 31, 2005)
ROE (Annualized)	20.3% (June 30, 2004: 16.2%)
ROA (Annualized)	2.47% (June 30, 2004: 1.67%)

*	“Income before income taxes” refers to “income before discontinued operations and income taxes.”

Revenues: 212,635 million yen (Up 5% year on year)

Revenues increased 5% to 212,635 million yen compared with the same period of the previous fiscal year. Although “real estate sales” decreased year on year, revenues from “direct financing leases,” “operating leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities,” “life insurance premiums and related investment income,” “gains on sales of real estate under operating leases” and “other operating revenues” were up compared to the same period of the previous fiscal year.

Furthermore, “transportation revenues,” which were recorded in the previous fiscal year, are recorded as “equity in net income of affiliates” during this fiscal year as shown in the (Note) on Page 2.

Revenues from “direct financing leases” increased 5% to 28,722 million yen compared to the same period of the previous fiscal year. In Japan, revenues from “direct financing leases” were up 5% year on year. The automobile leasing operations performed steadily. In addition, direct financing leases other than those associated with the automobile leasing operations were also up due primarily to the operations of ORIX Kitakanto Corporation, which entered the ORIX Group during the previous fiscal year, and contributed to the increase in revenues from the beginning of this fiscal year. Overseas, revenues were up 4% year on year. Although there were lower revenues as a result of a reduction of assets in The Americas segment compared to the same period of the previous fiscal year, the expansion of the leasing operations in the Asia, Oceania and Europe segment resulted in the higher revenues.

Revenues from “operating leases” increased 5% to 48,099 million yen compared to the same period of the previous fiscal year. In Japan, although revenues from the precision measuring and other equipment rental operations were down year on year, there was an increase in automobile and real estate operating leases and as a result revenues were flat year on year. Overseas, revenues were up 21% year on year due mainly to the expansion of automobile operating leases.

Revenues from “interest on loans and investment securities” increased 21% to 36,220 million yen compared to the same period of the previous fiscal year. In Japan, “interest on loans and investment securities” increased 23% year on year due to an increase in loans to corporate customers, including non-recourse loans, and an expansion of the loan servicing operations. Overseas, revenues were up 15% year on year, with increases in both The Americas segment and Asia, Oceania and Europe segment.

Revenues from “brokerage commissions and net gains on investment securities” increased 64% to 8,443 million yen compared to the same period of the previous fiscal year. Brokerage commissions were flat year on year due to a similar level of trading volume on the stock market in Japan. Net gains on investment securities were up 83% year on year due to the sale of securities mainly associated with our venture capital operations in Japan and securities investments in The Americas segment.

“Life insurance premiums and related investment income” were flat year on year at 30,229 million yen. Life insurance premiums were up due to an increase in the number of outstanding contracts and an increase in the proportion of more profitable life insurance products, while life insurance-related investment income was down year on year.

“Real estate sales” decreased 12% year on year to 19,214 million yen. Although there was an increase in the number of condominiums sold to buyers, there was no revenue associated with the sale of office buildings and other real estate developments in the first quarter of this fiscal year. Furthermore, residential condominiums developed through certain joint ventures were accounted for by the equity method, and are included as a net of revenues and selling costs in “equity in net income of affiliates.” The revenues from the aforementioned joint ventures were 345 million yen.

“Gains on sales of real estate under operating leases” were up 386% year on year to 5,820 million yen due to the higher revenues associated with the sales of rental purpose office buildings and other real estate.

“Other operating revenues” increased 26% to 35,888 million yen due to contributions, which were included from the beginning of this fiscal year, from companies in which we invested as part of our corporate rehabilitation business in the previous fiscal year. In addition, the increase in revenues associated with our integrated facilities management operations expanded compared to the same period of the previous fiscal year.

(Note)

“Transportation revenues” and “costs of transportation revenues” associated with the operations of Footwork Express Co. Ltd., in which we invested as part of our corporate rehabilitation operations, were included in the same period of the previous fiscal year based on a three-month lag basis as permitted under U.S. GAAP. However, ORIX’s share in Footwork Express was reduced in December 2004 due to an increase in capital whereby the substantive participating right of a minority shareholder was increased. As a result, ORIX no longer has a controlling financial interest in the company and accounted for this company as an equity method affiliate at the end of the fiscal year ended March 31, 2005. ORIX has started recording its proportionate share of net income or loss of the company by the equity method from the fiscal year ending March 31, 2006 instead of recording “transportation revenues” and “costs of transportation revenues.”

Expenses: 162,909 million yen (Down 5% year on year)

Expenses were down 5% to 162,909 million yen compared with the same period of the previous fiscal year. Although “interest expense,” “costs of operating leases,” “other operating expenses,” “selling, general and administrative expenses” and “write-downs of securities” increased, “life insurance costs,” “costs of real estate sales” and “provision for doubtful receivables and probable loan losses” were down year on year. For details on “costs of transportation revenues” please see the (Note) shown above.

“Interest expense” was up 5% year on year to 14,718 million yen. In Japan, “interest expense” was flat year on year as lower interest rates offset higher average debt levels. The “interest expense” overseas increased due to higher interest rates, despite lower average debt levels.

“Costs of operating leases” were flat year on year despite the increase in revenues from “operating leases” due primarily to a lower cost to revenues ratio of operating leases overseas.

“Life insurance costs” decreased 3% year on year to 27,239 million yen despite the higher life insurance premiums as insurance payments decreased.

“Costs of real estate sales” were down 19% year on year to 16,664 million yen in line with the decrease in “real estate sales.” Furthermore, 1,402 million yen in selling costs associated with residential condominiums developed through certain joint ventures were accounted for by the equity method.

“Other operating expenses” were up 41% year on year to 21,386 million yen in line with the increase in “other operating revenues.”

“Selling, general and administrative expenses” were up 11% year on year to 43,359 million yen due to an expansion of business activities and costs, which were included from the beginning of this fiscal year, associated with an increase in consolidated companies in the previous fiscal year.

Despite an increase in operating assets, “provision for doubtful receivables and probable loan losses” was down 46% year on year to 4,732 million yen due to a lower level of non-performing assets.

There were no “write-downs of long-lived assets” in the first quarter of this fiscal year.

“Write-downs of securities” were up 23% year on year to 1,800 million yen as we recorded write-downs associated mainly with equity investments made by our venture capital operations in Japan.

Net Income: 37,789 million yen (Up 61% year on year)

“Operating income” was up 60% year on year to 49,726 million yen.

“Equity in net income of affiliates” was up 53% to 7,263 million yen compared to the same period of the previous fiscal year due mainly to the contribution from overseas equity method affiliates. Included in “equity in net income of affiliates” are earnings on investments in operating companies accounted for by the equity method and earnings on investments in residential condominiums developed through certain joint ventures, which are also accounted for by the equity method. The “equity in net income of affiliates” associated with residential condominium joint ventures was a loss of 1,057 million yen, which is primarily attributable to the upfront recognition of advertising expenses, associated with some large-scale condominium development projects, preceding the revenue recognition of completed sales upon title transfer to buyers.

“Gains on sales of subsidiaries and affiliates” were up 74% year on year to 1,459 million yen.

“Income before discontinued operations and income taxes” increased 59% year on year to 58,448 million yen.

“Discontinued operations, net of applicable tax effect” were 3,306 million yen, an increase of 333 million yen compared to the same period of the previous fiscal year.

As a result, “net income” increased 61% year on year to 37,789 million yen.

Operating Assets: 5,171,569 million yen (Up 1% on March 31, 2005)

Operating assets were up 1% on March 31, 2005 to 5,171,569 million yen. Although “investment in operating leases” was down on March 31, 2005 due to the sale of some office buildings and a reclassification of some office buildings to “office facilities” upon a change in their use, “investment in direct financing leases,” “installment loans,” “investment in securities” and “other operating assets” were up.

Segment Information (“Profits” refer to income before income taxes)

Segment profits decreased year on year for the “Rental Operations” and “Life Insurance” segments and increased for the “Corporate Financial Services,” “Automobile Operations,” “Real Estate-Related Finance,” “Real Estate,” “Other,” “The Americas” and “Asia, Oceania and Europe” segments.

The results of the reported segments from April 1, 2005 reflect the revised operating structure following the reorganization of the Company. Accordingly, the real estate-related equity investment operations and the REIT asset management operations, which had been included in the “Real Estate-Related Finance” segment, were included in the “Real Estate” segment from the first quarter of this fiscal year (Please refer to the note on the Segment Information on page 11).

Operations in Japan

Corporate Financial Services Segment:

Segment revenues were up 16% year on year to 22,456 million yen as loans to corporate customers expanded and direct financing leases made a larger contribution compared to the same period of the previous fiscal year.

Segment profits increased 44% to 11,379 million yen compared to 7,909 million yen in the same period of the previous fiscal year due to the increase in segment revenues and the lower “provision for doubtful receivables and probable loan losses” as a result of a reduction in the level of non-performing assets.

Segment assets increased 3% on March 31, 2005 to 1,544,319 million yen due mainly to an increase in loans to corporate customers and direct financing leases.

Automobile Operations Segment:

Segment revenues increased 14% year on year to 24,462 million yen. Although the automobile rental operations were down year on year, the automobile leasing operations performed strongly.

Segment profits increased 25% to 6,280 million yen in line with the increase in segment revenues compared to 5,022 million yen in the same period of the previous fiscal year.

Segment assets increased 2% on March 31, 2005 to 461,148 million yen due to the expansion of the automobile leasing operations.

Rental Operations Segment:

Segment revenues were down 20% year on year to 15,765 million yen as the precision measuring and other equipment rental operations had fewer orders from electronics and communications equipment manufacturers and due to an increase in the proportion of transactions being accounted for as direct financing leases. (Direct financing lease transactions record revenues and expenses as a net amount, while gross revenues and expenses for operating lease transactions are recorded separately).

Segment profits decreased 32% to 1,634 million yen in line with the decrease in segment revenues compared to 2,411 million yen in the same period of the previous fiscal year.

Segment assets were down 2% on March 31, 2005 to 115,660 million yen due primarily to a decrease in new equipment acquisitions of operating leases.

Real Estate-Related Finance Segment:

Segment revenues increased 36% year on year to 15,493 million yen as revenues associated with corporate loans, including non-recourse loans, and the loan servicing operations, which include servicing fees, contributed. In addition, the housing loan operations performed steadily.

Segment profits increased 167% to 6,892 million yen compared to 2,584 million yen in the same period of the previous fiscal year due to the increase in segment revenues and reduction in non-performing assets, which resulted in a lower “provision for doubtful receivables and probable loan losses.”

Segment assets increased 2% on March 31, 2005 to 977,407 million yen due to the increase in corporate loans and housing loans.

Real Estate Segment:

Segment revenues increased 16% year on year to 51,495 million yen. While there were no revenues associated with the sale from real-estate developments, such as office buildings, in the first quarter of this fiscal year, sales of residential condominiums increased year on year due to the larger number of condominiums sold to buyers and “gains on sales of real estate under operating leases” were also up. In addition, revenues associated with our integrated facilities management operations also expanded.

Segment profits increased 45% to 12,781 million yen in line with the higher segment revenues compared to 8,837 million yen in the same period of the previous fiscal year.

Segment assets decreased 4% on March 31, 2005 to 478,389 million yen due to the sale of some office buildings and a reclassification of some office buildings to “office facilities” upon a change in their use.

Life Insurance Segment:

Segment revenues were flat year on year at 30,093 million yen. The steady performance of life insurance premiums as a result of an increase in the number of outstanding contracts and an increase in the proportion of more profitable life insurance products countered the lower life insurance-related investment income.

Segment profits decreased 13% year on year to 1,632 million yen compared to 1,879 million yen in the same period of the previous fiscal year as the first quarter of the previous fiscal year included the recognition of certain “gains on sales of subsidiaries and affiliates.”

Segment assets were down 3% on March 31, 2005 to 548,898 million yen due to a reclassification of some assets as a result of a change in their use to “office facilities” and a decrease in the investment portfolio associated with the maturity of some endowment insurance policies.

Other Segment:

Segment revenues decreased 25% year on year to 24,589 million yen due in part to the change in the accounting treatment of “transportation revenues” to “equity in net income of affiliates” as previously described on the (Note) on page 2. The card loan operations also had lower revenues due to the lower average loan balance. On the other hand, revenues from companies that we invested in the previous fiscal year, as part of our corporate rehabilitation business, contributed from the beginning of this fiscal year.

Segment profits increased 29% to 8,198 million yen compared to 6,374 million yen in the same period of the previous fiscal year due in part to the contribution from “gains on sales of subsidiaries and affiliates.”

Segment assets were up 1% on March 31, 2005 to 495,998 million yen.

Overseas Operations:

The Americas Segment:

Segment revenues were up 14% year on year to 12,773 million yen due to the increase in revenues from interest on loans to corporate customers and sales on real estate, despite the reduction in “investment in direct financing leases” and the subsequent lower revenues from “direct financing leases.”

Segment profits were up approximately six-fold to 7,152 million yen compared to 1,210 million yen in the same period of the previous fiscal year due to the increase in segment revenues and increase in profits associated with an equity method affiliate.

Segment assets were up 1% on March 31, 2005 to 406,247 million yen due mainly to an increase in securities and a depreciation of the yen against the dollar, despite the reduction in “investment in operating leases” as a result of the sales of real estate under operating leases.

Asia, Oceania and Europe Segment:

Segment revenues were up 19% year on year to 20,220 million yen as corporate lending and automobile leasing of a number of companies in the region performed steadily, while the ship-related operations also expanded.

Segment profits increased 28% to 7,569 million yen compared to 5,934 million yen in the same period of the previous fiscal year due to an increase in segment revenues and the steady performance of “equity in net income of affiliates.”

Segment assets were up 3% on March 31, 2005 to 514,018 million yen due mainly to the increase in “investment in direct financing leases” and the depreciation of the yen against the dollar.

2. Summary of Cash Flows (Three Months Ended June 30, 2005)

Cash and cash equivalents increased by 1,767 million yen to 147,147 million yen compared to March 31, 2005.

“Cash flows from operating activities” provided 29,099 million yen in the first quarter of this fiscal year and used 18,840 million yen in the same period of the previous fiscal year due primarily to inflows associated with the increase in net income, “decrease (increase) in restricted cash,” which was an outflow in the same period of the previous fiscal year, and “increase in inventories,” which had a lower level of outflow compared with the same period of the previous fiscal year.

“Cash flows from investing activities” used 100,677 million yen in the first quarter of this fiscal year, compared to 19,185 million yen in the same period of the previous fiscal year. This was due primarily to the outflows associated with the increase in “installment loans made to customers” as a result of the expansion of loans to corporate customers, including non-recourse loans, and the increase in “investment in and dividends received from affiliates, net” due to the outflow associated with an increase in loans to certain affiliates.

“Cash flows from financing activities” provided 73,104 million yen in the first quarter of this fiscal year, compared to 27,140 million yen in the same period of the previous fiscal year, due primarily to the increase in debt accompanying the increase in operating assets.

3. Outlook and Forecasts for the Year Ending March 31, 2006

For the fiscal year ending March 31, 2006, we forecast “revenues” of 880,000 million yen (down 4% compared with the fiscal year ended March 31, 2005), “income before income taxes” of 162,000 million yen (up 5%) and “net income” of 96,000 million yen (up 5%), which is unchanged from the forecasts made on April 26, 2005 in our earnings announcement for the fiscal year ended March 31, 2005.

Consolidated Financial Highlights

(For the Three Months Ended June 30, 2005 and 2004, and the Year Ended March 31, 2005)

(Unaudited)

	(millions of JPY, except for per share data)
	June 30, 2005	Change from March 31, 2005	Year -on- year Change	June 30, 2004	Year -on- year Change	March 31, 2005	Year -on- year Change
Operating Assets
Investment in Direct Financing Leases	1,470,338	101%	101%	1,454,461	92%	1,451,574	100%
Installment Loans	2,440,842	102%	110%	2,221,554	97%	2,386,597	107%
Investment in Operating Leases	574,801	93%	109%	529,078	101%	619,005	115%
Investment in Securities	593,911	101%	103%	579,193	83%	589,271	107%
Other Operating Assets	91,677	111%	135%	68,004	91%	82,651	115%

Total	5,171,569	101%	107%	4,852,290	94%	5,129,098	106%

Operating Results
Total Revenues	212,635	—	105%	202,825	114%	916,950	121%
Income before Discontinued
Operations and Income Taxes	58,448	—	159%	36,653	149%	154,347	151%
Net Income	37,789	—	161%	23,527	167%	91,496	169%
Earnings Per Share
Net Income
Basic	432.08	—	154%	281.05	167%	1,087.82	169%
Diluted	409.74	—	159%	258.14	164%	1,002.18	167%
Shareholders’ Equity Per Share	8,731.00	105%	123%	7,104.39	113%	8,322.96	123%

Financial Position
Shareholders’ Equity	764,603	105%	129%	594,779	113%	727,333	129%
Number of Outstanding Shares (‘000)	87,573	100%	105%	83,720	100%	87,389	104%
Long-and Short-Term Debt and Deposits	4,236,166	102%	109%	3,876,782	92%	4,146,322	107%
Total Assets	6,185,171	102%	109%	5,651,018	95%	6,068,953	108%
Shareholders’ Equity Ratio	12.4%	—	—	10.5%	—	12.0%	—
Return on Equity (annualized)	20.3%	—	—	16.2%	—	14.2%	—
Return on Assets (annualized)	2.47%	—	—	1.67%	—	1.56%	—

New Business Volumes
Direct Financing Leases
New Receivables Added	196,181	—	104%	188,262	89%	863,137	108%
New Equipment Acquisitions	175,106	—	105%	166,937	89%	767,672	108%
Installment Loans	363,952	—	118%	307,530	113%	1,545,517	137%
Operating Leases	48,932	—	120%	40,737	100%	248,327	131%
Investment in Securities	51,178	—	113%	45,486	79%	244,600	200%
Other Operating Transactions	30,376	—	103%	29,354	102%	129,604	70%

Condensed Consolidated Statements of Income

(For the Three Months Ended June 30, 2005 and 2004, and the Year Ended March 31, 2005)

(Unaudited)

	(millions of JPY, millions of US$)
	Three Months ended June 30, 2005	Year -on- year Change (%)	Three Months ended June 30, 2004	Year -on- year Change (%)	Year ended March 31, 2005	Year -on- year Change (%)	U.S. dollars June 30, 2005
Total Revenues:	212,635	105	202,825	114	916,950	121	1,922

Direct Financing Leases	28,722	105	27,399	96	113,514	101	260
Operating Leases	48,099	105	45,817	116	181,808	109	435
Interest on Loans and Investment Securities	36,220	121	29,904	106	136,035	117	327
Brokerage Commissions and Net Gains on Investment Securities	8,443	164	5,160	159	33,906	130	76
Life Insurance Premiums and Related Investment Income	30,229	100	30,208	99	137,004	102	273
Real Estate Sales	19,214	88	21,840	94	123,162	126	174
Gains on Sales of Real Estate under Operating Leases	5,820	486	1,198	22	1,554	17	53
Transportation Revenues	—	—	12,775	—	55,339	—	—
Other Operating Revenues	35,888	126	28,524	149	134,628	144	324

Total Expenses:	162,909	95	171,765	110	785,993	117	1,472

Interest Expense	14,718	105	14,045	87	56,562	94	133
Costs of Operating Leases	33,654	101	33,177	114	124,658	103	304
Life Insurance Costs	27,239	97	27,965	95	122,896	103	246
Costs of Real Estate Sales	16,664	81	20,543	101	113,830	128	151
Costs of Transportation Revenues	—	—	11,714	—	46,594	—	—
Other Operating Expenses	21,386	141	15,156	148	82,833	158	193
Selling, General and Administrative Expenses	43,359	111	39,074	104	181,620	112	392
Provision for Doubtful Receivables and Probable Loan Losses	4,732	54	8,795	73	39,574	80	43
Write-downs of Long-Lived Assets	—	—	—	—	11,713	95	—
Write-downs of Securities	1,800	123	1,468	97	4,930	94	16
Foreign Currency Transaction Loss (Gain), Net	(643)	374	(172)	—	783	50	(6)

Operating Income	49,726	160	31,060	146	130,957	155	450

Equity in Net Income of Affiliates	7,263	153	4,754	140	20,043	112	65
Gains on Sales of Subsidiaries and Affiliates	1,459	174	839	—	3,347	—	13

Income before Discontinued Operations and Income Taxes	58,448	159	36,653	149	154,347	151	528

Provision for Income Taxes	23,965	149	16,099	142	68,826	134	216

Income from Continuing Operations	34,483	168	20,554	154	85,521	169	312

Discontinued Operations:
Income from Discontinued Operations, Net	5,559		4,991		10,037		50
Provision for Income Taxes	(2,253)		(2,018)		(4,062)		(20)

Discontinued Operations, Net of Applicable Tax Effect	3,306	111	2,973	404	5,975	206	30

Net Income	37,789	161	23,527	167	91,496	169	342

Note: 1. Comprehensive Income under FASB Statement No.130 (“Reporting Comprehensive Income”) was a gain of JPY 38,949 million (US$352 million) for the three months ended June 30, 2005, a gain of JPY 32,593 million for the three months ended June 30, 2004 and a gain of JPY 122,764 million for the year ended March 31, 2005.

2. Net income from real estate under operating leases considered to be discontinued operations were reclassified as “Discontinued Operations.” Accordingly, certain amounts have been reclassified to conform to the presentation for this fiscal year.

3. In the previous fiscal year, “Transportation Revenues” and “Costs of Transportation Revenues” were disclosed separately. However, as the logistics subsidiary became a affiliate, the proportionate share of the net income (loss) was recorded in “Equity in Net Income of Affiliates” by the equity method.

Condensed Consolidated Balance Sheets

(As of June 30, 2005 and March 31, 2005)

(Unaudited)

	(millions of JPY, millions of US$)
	June 30, 2005	March 31, 2005	U.S. dollars June 30, 2005
Assets
Cash and Cash Equivalents	147,147	145,380	1,330
Restricted Cash	52,628	53,193	476
Time Deposits	7,983	8,678	72
Investment in Direct Financing Leases	1,470,338	1,451,574	13,292
Installment Loans	2,440,842	2,386,597	22,065
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(110,689)	(115,250)	(1,001)
Investment in Operating Leases	574,801	619,005	5,196
Investment in Securities	593,911	589,271	5,369
Other Operating Assets	91,677	82,651	829
Investment in Affiliates	305,999	274,486	2,766
Other Receivables	157,156	160,263	1,421
Inventories	119,159	113,203	1,077
Prepaid Expenses	50,540	45,082	457
Office Facilities	95,853	65,410	867
Other Assets	187,826	189,410	1,698

Total Assets	6,185,171	6,068,953	55,914

Liabilities and Shareholders’ Equity
Short-Term Debt	975,269	947,871	8,816
Deposits	348,823	336,588	3,153
Trade Notes, Accounts Payable and Other Liabilities	277,959	270,737	2,513
Accrued Expenses	80,606	95,407	729
Policy Liabilities	537,746	550,880	4,861
Current and Deferred Income Taxes	184,160	179,859	1,665
Deposits from Lessees	103,931	98,415	940
Long-Term Debt	2,912,074	2,861,863	26,325

Total Liabilities	5,420,568	5,341,620	49,002

Common Stock	73,939	73,100	668
Additional Paid-in Capital	91,883	91,045	831
Retained Earnings:
Legal Reserve	2,220	2,220	20
Retained Earnings	604,787	570,494	5,467
Accumulated Other Comprehensive Loss	(713)	(1,873)	(6)
Treasury Stock, at Cost	(7,513)	(7,653)	(68)

Total Shareholders’ Equity	764,603	727,333	6,912

Total Liabilities and Shareholders’ Equity	6,185,171	6,068,953	55,914

	June 30, 2005	March 31, 2005	U.S. dollars June 30, 2005
Note: Accumulated Other Comprehensive Loss
Net unrealized gains on investment in securities	37,181	40,150	336
Minimum pension liability adjustments	(1,172)	(1,090)	(11)
Foreign currency translation adjustments	(35,958)	(39,610)	(324)
Net unrealized losses on derivative instruments	(764)	(1,323)	(7)

Condensed Consolidated Statements of Cash Flows

(For the Three Months Ended June 30, 2005 and 2004, and the Year Ended March 31, 2005)

(Unaudited)

	(millions of JPY, millions of US$)
	Three Months ended June 30, 2005	Three Months ended June 30, 2004	Year ended March 31, 2005	U.S. dollars June 30, 2005
Cash Flows from Operating Activities:
Net income	37,789	23,527	91,496	342
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	32,190	30,850	132,158	291
Provision for doubtful receivables and probable loan losses	4,732	8,795	39,574	43
Decrease in policy liabilities	(13,134)	(15,758)	(41,902)	(119)
Gains from securitization transactions	(1,001)	—	(12,520)	(9)
Equity in net income of affiliates	(7,263)	(4,754)	(20,043)	(65)
Gains on sales of subsidiaries and affiliates	(1,459)	(839)	(3,347)	(13)
Gains on sales of available-for-sale securities	(4,439)	(4,352)	(14,761)	(40)
Gains on sales of real estate under operating leases	(5,820)	(1,198)	(1,554)	(53)
Gains on sales of operating lease assets other than real estate	(1,261)	(1,285)	(4,746)	(11)
Write-downs of long-lived assets	—	—	11,713	—
Write-downs of securities	1,800	1,468	4,930	16
Decrease (increase) in restricted cash	675	(12,002)	(17,517)	6
Increase in trading securities	(4,468)	(3,680)	(21,430)	(40)
Increase in inventories	(1,819)	(9,889)	(21,906)	(16)
Increase in prepaid expenses	(5,358)	(2,166)	(975)	(48)
Increase (decrease) in accrued expenses	(15,316)	(17,001)	8,255	(138)
Increase in deposits from lessees	5,246	5,158	19,567	46
Other, net	8,005	(15,714)	(20,525)	71

Net cash provided by (used in) operating activities	29,099	(18,840)	126,467	263

Cash Flows from Investing Activities:
Purchases of lease equipment	(223,658)	(210,180)	(942,489)	(2,022)
Principal payments received under direct financing leases	155,765	161,092	633,724	1,408
Net proceeds from securitization of lease receivables, loan receivables and securities	32,912	—	191,976	297
Installment loans made to customers	(363,952)	(307,530)	(1,545,297)	(3,290)
Principal collected on installment loans	276,031	315,993	1,287,144	2,495
Proceeds from sales of operating lease assets	55,391	29,799	73,928	501
Investment in and dividends received from affiliates, net	(32,277)	(1,092)	(48,257)	(292)
Purchases of available-for-sale securities	(44,387)	(42,341)	(219,890)	(401)
Proceeds from sales of available-for-sale securities	40,544	17,108	127,452	366
Maturities of available-for-sale securities	11,489	9,719	82,373	104
Purchases of other securities	(6,791)	(3,221)	(24,283)	(61)
Proceeds from sales of other securities	3,392	838	11,456	31
Purchases of other operating assets	(9,419)	(183)	(9,216)	(85)
Acquisitions of subsidiaries, net of cash acquired	—	—	(12,506)	—
Sales of subsidiaries, net of cash disposed	1,500	—	—	14
Other, net	2,783	10,813	(14,119)	25

Net cash used in investing activities	(100,677)	(19,185)	(408,004)	(910)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	3,196	24,235	(34,227)	29
Proceeds from debt with maturities longer than three months	474,104	418,820	1,934,048	4,286
Repayment of debt with maturities longer than three months	(414,752)	(436,484)	(1,665,050)	(3,749)
Net increase in deposits due to customers	12,235	2,428	44,043	111
Issuance of common stock	1,677	31	2,052	15
Dividends paid	(3,496)	(2,093)	(2,093)	(32)
Net increase (decrease) in call money	—	20,000	(5,000)	—
Other, net	140	203	570	1

Net cash provided by financing activities	73,104	27,140	274,343	661

Effect of Exchange Rate Changes on Cash and Cash Equivalents	241	73	339	2

Net Increase (Decrease) in Cash and Cash Equivalents	1,767	(10,812)	(6,855)	16
Cash and Cash Equivalents at Beginning of Period	145,380	152,235	152,235	1,314

Cash and Cash Equivalents at End of Period	147,147	141,423	145,380	1,330

Segment Information

(For the Three Months Ended June 30, 2005 and 2004, and the Year Ended March 31, 2005)

(Unaudited)

	(millions of JPY)
	Three months ended June 30, 2005			Three months ended June 30, 2004			Year ended March 31, 2005
	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	22,456	11,379	1,544,319	19,355	7,909	1,441,748	87,708	43,848	1,506,311
Automobile Operations	24,462	6,280	461,148	21,379	5,022	426,706	89,404	21,088	451,715
Rental Operations	15,765	1,634	115,660	19,623	2,411	116,020	68,447	9,384	118,427
Real Estate-Related Finance	15,493	6,892	977,407	11,376	2,584	853,426	77,389	13,856	956,047
Real Estate	51,495	12,781	478,389	44,302	8,837	391,209	195,906	23,959	500,755
Life Insurance	30,093	1,632	548,898	30,260	1,879	561,819	136,857	7,223	567,023
Other	24,589	8,198	495,998	32,786	6,374	419,110	143,754	20,970	489,758

Sub-Total	184,353	48,796	4,621,819	179,081	35,016	4,210,038	799,465	140,328	4,590,036
Overseas Operations
The Americas	12,773	7,152	406,247	11,172	1,210	451,032	53,084	15,621	403,399
Asia, Oceania and Europe	20,220	7,569	514,018	17,058	5,934	467,721	73,089	22,133	498,855

Sub-Total	32,993	14,721	920,265	28,230	7,144	918,753	126,173	37,754	902,254

Segment Total	217,346	63,517	5,542,084	207,311	42,160	5,128,791	925,638	178,082	5,492,290

Difference between Segment totals and Consolidated Amounts	(4,711)	(5,069)	643,087	(4,486)	(5,507)	522,227	(8,688)	(23,735)	576,663

Consolidated Amounts	212,635	58,448	6,185,171	202,825	36,653	5,651,018	916,950	154,347	6,068,953

	(millions of US$)
	U.S. dollars June 30, 2005
	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	203	103	13,961
Automobile Operations	221	57	4,169
Rental Operations	143	15	1,046
Real Estate-Related Finance	140	62	8,836
Real Estate	466	116	4,325
Life Insurance	272	15	4,962
Other	222	73	4,482

Sub-Total	1,667	441	41,781
Overseas Operations
The Americas	115	65	3,672
Asia, Oceania and Europe	183	68	4,647

Sub-Total	298	133	8,319

Segment Total	1,965	574	50,100

Difference between Segment totals and Consolidated Amounts	(43)	(46)	5,814

Consolidated Amounts	1,922	528	55,914

*Note 1:	The results of the reported segments from April 1, 2005 reflect the revised operating structure following the reorganization of the Company. Accordingly, real estate-related equity investment operations and the REIT asset management operations, which had been included in the “Real Estate-Related Finance” segment, were included in the “Real Estate” segment from the first quarter of this fiscal year. Accordingly, certain amounts in the previous first quarter and in the previous fiscal year have been reclassified retroactively.

2:	Effective January 1, 2005, the Company integrated seven group companies, which were involved in automobile leasing and rental operations, into ORIX Auto Corporation, in order to control and manage the overall automobile operations under one company. The automobile leasing operations, which had been included in the “Corporate Financial Services” segment and the automobile rental operations that had been included in the “Rental Operations” segment were included in the “Automobile Operations” segment from the previous fiscal year. The “Rental Operations” segment included only the rental operations of precision measuring and other equipment. The Company changed the management of its overseas operations, whereby the “Europe” segment and the “Asia and Oceania” segment were combined and from the previous fiscal year the new segment was shown as the “Asia, Oceania and Europe” segment.

3:	Since the Company evaluates the performance for the segments based on profits before income taxes, tax expenses are not included in the segment profits. In addition, results of discontinued operation are included in “Segment Revenues” and “Segment Profits” of each segment, if any. Such amounts are eliminated in “Difference between Segment totals and Consolidated Amounts.”

Key Quarterly Financial Data (Unaudited)

	(millions of JPY)
	Fiscal 2005				Fiscal 2006
Balance Sheet Data	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)	Q1 (05/4-6)
1) Investment in Direct Financing Leases	1,454,461	1,465,856	1,480,526	1,451,574	1,470,338
Japan	1,183,421	1,187,595	1,212,340	1,183,791	1,186,866
Overseas	271,040	278,261	268,186	267,783	283,472
2) Installment Loans	2,221,554	2,254,387	2,328,427	2,386,597	2,440,842
Japan	1,997,881	2,019,718	2,100,661	2,153,949	2,211,360
Overseas	223,673	234,669	227,766	232,648	229,482
3) Investment in Operating Leases	529,078	536,489	576,621	619,005	574,801
Japan	385,532	380,550	425,178	466,489	425,815
Overseas	143,546	155,939	151,443	152,516	148,986
4) Investment in Securities	579,193	591,714	605,511	589,271	593,911
Japan	423,111	446,026	466,607	467,562	466,859
Overseas	156,082	145,688	138,904	121,709	127,052
5) Other Operating Assets	68,004	72,932	81,885	82,651	91,677
Japan	61,071	64,772	74,538	75,156	84,390
Overseas	6,933	8,160	7,347	7,495	7,287

Total Operating Assets	4,852,290	4,921,378	5,072,970	5,129,098	5,171,569

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(128,726)	(125,309)	(120,508)	(115,250)	(110,689)
Allowance/Investment in Direct Financing Leases and Installment Loans	3.5%	3.4%	3.2%	3.0%	2.8%

Total Assets	5,651,018	5,724,771	5,873,033	6,068,953	6,185,171

Short-Term Debt, Long-Term Debt and Deposits	3,876,782	3,912,797	4,060,447	4,146,322	4,236,166
Policy Liabilities	577,024	559,815	554,161	550,880	537,746

Total Liabilities	5,056,239	5,105,522	5,231,701	5,341,620	5,420,568

Shareholders’ Equity	594,779	619,249	641,332	727,333	764,603

Total Liabilities & Shareholders’ Equity	5,651,018	5,724,771	5,873,033	6,068,953	6,185,171

New Business Volumes	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)	Q1 (05/4-6)
Direct Financing Leases: New receivables added	188,262	210,689	202,826	261,360	196,181
Japan	150,035	169,583	160,378	220,748	153,585
Overseas	38,227	41,106	42,448	40,612	42,596
Direct Financing Leases: New equipment acquisitions	166,937	188,911	180,174	231,650	175,106
Japan	130,715	148,909	139,736	187,930	134,333
Overseas	36,222	40,002	40,438	43,720	40,773
Installment Loans: New loans added	307,530	396,510	394,231	447,246	363,952
Japan	273,289	352,816	351,053	417,336	329,457
Overseas	34,241	43,694	43,178	29,910	34,495
Operating Leases: New equipment acquisitions	40,737	55,077	81,786	70,727	48,932
Japan	33,195	35,750	70,626	62,193	30,794
Overseas	7,542	19,327	11,160	8,534	18,138
Investment in Securities: New securities added	45,486	60,092	60,167	78,855	51,178
Japan	38,795	56,822	58,932	76,261	49,603
Overseas	6,691	3,270	1,235	2,594	1,575
Other Operating Transactions: New assets added	29,354	26,429	45,563	28,258	30,376
Japan	29,354	25,017	45,386	27,888	30,376
Overseas	—	1,412	177	370	—

	(millions of JPY)
	Fiscal 2005				Fiscal 2006
Income Statement Data	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)	Q1 (05/4-6)
Revenues
1) Direct Financing Leases	27,399	28,262	27,720	30,133	28,722
Japan	21,698	22,268	21,915	24,260	22,775
Overseas	5,701	5,994	5,805	5,873	5,947
2) Operating Leases	45,817	43,649	44,781	47,561	48,099
Japan	35,129	32,638	32,847	35,644	35,188
Overseas	10,688	11,011	11,934	11,917	12,911
3) Interest on Loans and Investment Securities	29,904	35,950	33,119	37,062	36,220
Interest on loans	27,204	33,371	30,711	34,612	33,443
Japan	23,383	29,195	26,591	29,537	28,588
Overseas	3,821	4,176	4,120	5,075	4,855
Interest on investment securities	2,700	2,579	2,408	2,450	2,777
Japan	264	313	268	336	423
Overseas	2,436	2,266	2,140	2,114	2,354
4) Brokerage Commissions and Net Gains on Investment Securities	5,160	7,927	7,502	13,317	8,443
Brokerage commissions	1,226	1,001	997	1,292	1,255
Net gains on investment securities	3,934	6,926	6,505	12,025	7,188
5) Life Insurance Premiums and Related Investment Income	30,208	36,133	30,704	39,959	30,229
Life insurance premiums	28,007	33,676	26,966	37,157	28,393
Related investment income	2,201	2,457	3,738	2,802	1,836
6) Real Estate Sales	21,840	20,059	26,298	54,965	19,214
Japan	21,840	20,059	26,298	54,965	19,214
Overseas	—	—	—	—	—
7) Gains (Losses) on Sales of Real Estate under Operating Leases	1,198	83	(195)	468	5,820
Japan	1,198	83	(195)	468	5,820
Overseas	—	—	—	—	—
8) Transportation Revenues	12,775	14,152	12,788	15,624	—
Japan	12,775	14,152	12,788	15,624	—
Overseas	—	—	—	—	—
9) Other Operating Revenues	28,524	28,459	34,739	42,906	35,888
Japan	25,471	25,958	32,088	40,425	33,435
Overseas	3,053	2,501	2,651	2,481	2,453

Total Revenues	202,825	214,674	217,456	281,995	212,635

Expenses
1) Interest Expense	14,045	14,070	13,455	14,992	14,718
2) Costs of Operating Leases	33,177	28,869	30,868	31,744	33,654
3) Life Insurance Costs	27,965	31,954	27,139	35,838	27,239
4) Costs of Real Estate Sales	20,543	18,719	22,540	52,028	16,664
5) Costs of Transportation Revenues	11,714	11,685	10,652	12,543	—
6) Other Operating Expenses	15,156	16,624	21,956	29,097	21,386
7) Selling, General and Administrative Expenses	39,074	48,397	43,139	51,010	43,359
8) Provision for Doubtful Receivables and Probable Loan Losses	8,795	7,892	10,367	12,520	4,732
9) Write-downs of Long-Lived Assets	—	9,165	—	2,548	—
10) Write-downs of Securities	1,468	1,295	1,236	931	1,800
11) Foreign Currency Transaction Loss (Gain), Net	(172)	531	470	(46)	(643)

Total Expenses	171,765	189,201	181,822	243,205	162,909

Operating Income	31,060	25,473	35,634	38,790	49,726
Equity in Net Income of Affiliates	4,754	5,011	8,038	2,240	7,263
Gains (Losses) on Sales of Subsidiaries and Affiliates	839	1,963	745	(200)	1,459
Income before Discontinued Operations and Income Taxes	36,653	32,447	44,417	40,830	58,448
Provision for Income Taxes	16,099	14,149	20,213	18,365	23,965
Income from Continuing Operations	20,554	18,298	24,204	22,465	34,483
Discontinued Operations, Net of Applicable Tax Effect	2,973	863	826	1,313	3,306

Net Income	23,527	19,161	25,030	23,778	37,789

Key Ratios, Per Share Data and Employees	Q1 (04/4-6 )	Q2 (04/7-9 )	Q3 (04/10-12 )	Q4 (05/1-3 )	Q1 (05/4-6 )
Return on Equity (ROE)*	16.2%	12.6%	15.9%	13.9%	20.3%
Return on Assets (ROA)*	1.67%	1.35%	1.73%	1.59%	2.47%
Shareholders’ Equity Ratio	10.5%	10.8%	10.9%	12.0%	12.4%
Debt-to-Equity Ratio (times)	6.5	6.3	6.3	5.7	5.5
Shareholders’ Equity Per Share (yen)	7,104.39	7,389.48	7,642.86	8,322.96	8,731.00
Basic EPS (yen)	281.05	228.73	298.51	280.13	432.08
Diluted EPS (yen)	258.14	211.02	270.41	255.48	409.74
Number of Employees	14,917	15,184	15,699	13,734	14,154

*	annualized

	(millions of JPY)
	Fiscal 2005				Fiscal 2006
Segment Information	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)	Q1 (05/4-6)
Operations in Japan
Corporate Financial Services	19,355	21,419	20,253	26,681	22,456
Automobile Operations	21,379	22,697	22,679	22,649	24,462
Rental Operations	19,623	15,358	15,712	17,754	15,765
Real Estate-Related Finance	11,376	15,318	19,834	30,861	15,493
Real Estate	44,302	40,590	41,137	69,877	51,495
Life Insurance	30,260	36,046	30,721	39,830	30,093
Other	32,786	34,664	35,147	41,157	24,589

Sub-Total	179,081	186,092	185,483	248,809	184,353

Overseas Operations
The Americas	11,172	12,848	12,760	16,304	12,773
Asia, Oceania and Europe	17,058	17,714	19,237	19,080	20,220

Sub-Total	28,230	30,562	31,997	35,384	32,993

Total Segment Revenues	207,311	216,654	217,480	284,193	217,346

Operations in Japan
Corporate Financial Services	7,909	9,364	11,283	15,292	11,379
Automobile Operations	5,022	5,894	5,331	4,841	6,280
Rental Operations	2,411	2,633	2,270	2,070	1,634
Real Estate-Related Finance	2,584	7,632	3,448	192	6,892
Real Estate	8,837	3,668	6,118	5,336	12,781
Life Insurance	1,879	2,113	1,773	1,458	1,632
Other	6,374	5,426	4,486	4,684	8,198

Sub-Total	35,016	36,730	34,709	33,873	48,796

Overseas Operations
The Americas	1,210	3,515	7,482	3,414	7,152
Asia, Oceania and Europe	5,934	4,999	6,584	4,616	7,569

Sub-Total	7,144	8,514	14,066	8,030	14,721

Total Segment Profits	42,160	45,244	48,775	41,903	63,517

Operations in Japan
Corporate Financial Services	1,441,748	1,467,823	1,532,659	1,506,311	1,544,319
Automobile Operations	426,706	441,202	453,153	451,715	461,148
Rental Operations	116,020	117,741	117,599	118,427	115,660
Real Estate-Related Finance	853,426	867,605	932,754	956,047	977,407
Real Estate	391,209	398,388	450,511	500,755	478,389
Life Insurance	561,819	565,021	572,742	567,023	548,898
Other	419,110	421,744	416,146	489,758	495,998

Sub-Total	4,210,038	4,279,524	4,475,564	4,590,036	4,621,819

Overseas Operations
The Americas	451,032	446,231	427,689	403,399	406,247
Asia, Oceania and Europe	467,721	499,426	487,579	498,855	514,018

Sub-Total	918,753	945,657	915,268	902,254	920,265

Total Segment Assets	5,128,791	5,225,181	5,390,832	5,492,290	5,542,084